October 22, 2021

Suzanne K. Hanselman direct dial: 216.861.7090 SHanselman@bakerlaw.com

Office of Trade and Services and Construction
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Donald Field, Lilyanna Peyser, Suying Li and Doug Jones

Re:	Arhaus, Inc., Registration Statement on Form S-1, Filed October 4, 2021, File No. 333-260015

Ladies and Gentlemen:

On behalf of Arhaus, Inc. (the “Company”), we are providing the following responses to certain comments included in the letter received on October 20, 2021 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We have also attached as Exhibit A proposed revised disclosure on the pages referenced in the responses set forth below.

The Company currently expects to file an amendment to the Registration Statement (the “Amended Registration Statement”) on or about October 27, 2021 in connection with the launch of the road show for the offering. The Company intends to respond to the additional comments in the Comment Letter and revise its disclosure accordingly when it files the Amended Registration Statement.

To assist your review, we have retyped the text of the Staff’s comments in italics below.

Registration Statement on Form S-1

Certain Definitions, page i

October 22, 2021

1.	Here or in another appropriate place, please identify the natural persons who having voting and dispositive control over the Freeman Spogli Funds.

The Company will respond to this comment and revise its disclosure accordingly when it files the Amended Registration Statement.

Basis of Presentation

Key Terms and …Non-GAAP Financial Measures, page iii

2.

Please revise to clarify what “New Showroom contribution” and “New Showroom Revenue” represent. For “New Showroom contribution,” discuss what the measure consists of. For “New Showroom revenue,” discuss how this amount is determined.

The Company will revise its disclosure on pages [3, 14, 102 and 127] to remove the metrics “New Showroom contribution” and “New Showroom Revenue” from the Amended Registration Statement.

While the Company will no longer disclose these New Showroom metrics, the Company will add disclosure on page [18] regarding its decision-making process with respect to New Showroom selection and development and the targeted performance that management seeks when deciding whether or not to open a New Showroom location. The Company believes this insight into how management actually assesses potential New Showroom development is important to investors as they evaluate the Company’s growth prospects.

Demand, page iv

3.

We note your response to comment 3 that asserts “demand” and “merchandise revenue include actual returns as offsets in the applicable period. You revised the definition of “merchandise revenue” on page iii to state this. However, the definition of “demand” on page iv does not state this. Please revise the definition of “demand” accordingly.

The Company will revise the definition of “demand” on page [5] to reflect the Staff’s comment.

4.	Please explain to us and disclose as appropriate how amounts for “demand” and “merchandise revenue” include actual returns as offsets in the applicable period.

The Company will revise its disclosure to describe the terms “demand” and “merchandise revenue” in greater detail on pages [3, 5, 96 and 98]. For the Staff’s reference, the Company confirms that both metrics are presented net of returns and exchanges recognized in the applicable period in which they occurred.

October 22, 2021

5.

As disclosed, “demand” is retail sales of merchandise measured at the time the order is placed and “merchandise revenue” is retail sales of merchandise from orders when delivered. Please clarify for us and in your disclosures if the amount for “demand” differs from the amount for “merchandise revenue” other than the point of time each is measured. Also, explain for us and disclose as appropriate how the amount for demand becomes merchandise revenue. If the amount for demand is not the same as the amount for merchandise revenue, tell us and disclose as appropriate the percentage of demand that becomes merchandise revenue.

The Company will revise its disclosures on pages [5 and 98] in response to the Staff’s comment.

For the Staff’s reference, demand does not differ from merchandise revenue other than the point in time of measurement. Because demand is measured net of cancellations, all demand becomes merchandise revenue upon delivery. Although there may be circumstances where demand was recognized upon receipt of an order in one period, and a cancellation of the order occurs in the next period and reduces demand in that period, those instances are immaterial for the purposes for which the demand metric is used – namely, to assess growth in comparable demand across periods.

Strong Operating Performance and Momentum, page 3

6.

In the comparisons for the interim and annual periods, for balance please include with equal or greater prominence GAAP “net income as a percent of net revenue” that is comparable to the non-GAAP “adjusted EBITDA as a percent of net revenue” presented.

The Company will respond to this comment and revise its disclosure accordingly when it files the Amended Registration Statement.

Prospectus Summary

Recent Developments, page 12

7.

Please delete as inappropriate your statement that your actual results may differ “materially” from the preliminary results that you have provided. In addition, include your analysis of the financial measures, so that investors can understand what they mean (for example, whether the measures are consistent with the trend disclosure in your Management’s Discussion and Analysis section). Finally, please balance the existing disclosure with other disclosure relating to costs or gross margin.

October 22, 2021

The Company will respond to this comment and revise its disclosure accordingly when it files the Amended Registration Statement.

Capitalization, page 63

8.

Please revise your capitalization table to only give effect to the Reorganization and Distribution transactions in the pro forma column. Please present a separate pro forma as adjusted column to reflect the pro forma capitalization after giving effect to the offering, including the repayment of your term loan with the offering proceeds.

The Company will respond to this comment and revise its disclosure accordingly when it files the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

How We Assess the Performance of Our Business, page 79

9.

In regard to both “New Showroom contribution” and “New Showroom revenue” non- GAAP measures on page 82, you exclude the operating performance for the showrooms that were opened before January 1, 2016 and after December 31, 2018. Please clarify for us and in your disclosure what a new showroom is considered to be and the reasoning for excluding showrooms opened after December 31, 2018 from the new showroom category. Also, explain to us the reason for the gap between the noted dates. Additionally, expand your disclosure to explain how management uses these measures and why you believe they provide useful information to investors regarding your performance pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

As noted above in response to Comment 2, the Company will remove these measures from the Amended Registration Statement.

10.

You state you exclude general and administrative expense in computing “New Showroom Contribution” because they are not directly attributable to a Showroom’s economic performance and include the other indicated costs. However, it appears these expenses are essential to support the operation and development of your showrooms. Please revise your disclosure to explain the limitations on the usefulness of this measure in that it is not indicative of overall results of the company, it does not accrue directly to the benefit of shareholders because of the costs excluded and the excluded costs support the operations of your showrooms.

October 22, 2021

As noted above in response to Comment 2, the Company will remove these measures from the Amended Registration Statement.

11.

Please explain to us and revise to disclose what “Other Showroom and eCommerce Contribution” represents and how it is determined. Additionally, it appears this is a non- GAAP measure. Accordingly, comply with the requirements of Item 10(e)(1)(i) of Regulation S-K, including reconciliation to the comparable GAAP measure.

The Company will revise its disclosure on page [102] to remove the metric “Other Showroom and eCommerce Contribution” from the Amended Registration Statement.

12.	Please explain to us and revise to disclose what “Other Showroom and eCommerce net Revenue” represents and how it is determined.

As noted above in response to Comment 11, the Company will remove this measure from the Amended Registration Statement.

Composition of our Board of Directors, page 114

13.

We note that the company and certain stockholders are party to an investor rights agreement which includes certain provisions regarding the election of directors. Please revise this section to clarify if there are any arrangements or understandings between any director and any other person or persons pursuant to which such director was or is to be selected as a director or director nominee. Refer to Item 401(a) of Regulation S-K.

The Company will respond to this comment and revise its disclosure accordingly when it files the Amended Registration Statement.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (216) 861-7090 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

October 22, 2021

Sincerely,

/s/ Suzanne K. Hanselman
Suzanne K. Hanselman Partner

October 22, 2021

EXHIBIT A